GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE:  (617) 648-9100      FACSIMILE:  (617) 648-9199

September 22, 2014

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                       Russell Mancuso
                                                                              Tom Jones

Re:                             Vitae Pharmaceuticals, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 8, 2014

File No. 333-198090

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 18, 2014 relating to Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1, originally filed on August 12, 2014 (the “Registration Statement”).

On behalf of the Company, we are also electronically transmitting Pre-effective Amendment No. 5 to the Company’s Registration Statement on Form S-1 (“Amendment No. 5”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 5. The marked copy shows changes from Amendment No. 3. The Company respectfully advises the Staff that Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on September 11, 2014 was an exhibit only amendment.

In this letter, we recite the comments from the Staff in italicized type and have followed each comment with the Company’s response.

BACE, page 108

1.                                      Please expand your response to prior comment 4 to provide us your analysis of whether the disclosed dollar amount addressed in the December 2013 amendment represents a reduction in the amount owed absent that amendment, and if so the amount of the reduction.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 5 in order to address it.

Director Compensation, page 127

2.                                      Please disclose in your prospectus all options to be granted to your officers and directors in connection with this offering. We note for example the options mentioned in exhibit 10.31.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 5 in order to address it.

Principal Stockholders, page 147

3.                                      We note your response to prior comment 5.  Please expand the disclosure in footnote 3 to disclose the natural persons who control Venrock Associates, L.P. and Venrock Management III, LLC.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has added additional disclosures into Amendment No. 5 in order to address it.

4.                                      We note your response to prior comment 7.  Please reconcile the disclosure in the last paragraph on page 147 that certain of your existing principal stockholders or their affiliates have indicated an interest to purchase 916,667 shares with the disclosure in the footnotes to the table on page 148.  It appears from the disclosure in the footnotes to the table that your existing principal stockholders or their affiliates have indicated an interest to purchase fewer than 916,667 shares.  In this regard, please ensure that the reason for the entire increase in the number of shares beneficially owned by your executive officers as reflected in the post-offering column of the table is clear.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 5 in order to address it.

The Company further advises the Staff that expressions of interest to purchase 916,667 shares have been made by our stockholders, 863,409, of which, would be purchased by principal stockholders.  The remaining shares would be purchased by one stockholder, who currently holds less than 5% of the Company’s capital stock. The changes made in Amendment No. 5 clarify this distinction.

Description of Capital Stock, page 151

5.                                      We note the third-to-last bullet point on page 153; however, that bullet point does not appear to address the full extent of the provisions requiring a 66 2/3% vote according to exhibit 3.2.  Please expand your disclosure as appropriate.  See Regulation S-K Item 202(a)(1)(v).

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 5 in order to address it.

6.                                      In an appropriate section of your prospectus, please address Article 13 of exhibit 3.2.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has added additional disclosures into Amendment No. 5 in order to address it.

Exhibit 5.1

7.                                      Please tell us which documents relevant to the opinion required by Regulation S-K Item 601(b)(5) are subject to the “due execution and delivery” assumption in the second paragraph of this exhibit.  Also, please tell us why you believe the condition is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5).

RESPONSE TO COMMENT 7:

We acknowledge the Staff’s comment and respectfully advise the Staff that the “due execution and delivery” assumption relates to the Underwriting Agreement (as defined in Exhibit 5.1).   We have revised the opinion, which has been filed as Exhibit 5.1 to Amendment No. 5, to clarify that this assumption only applies to parties other than the Company.

8.                                      Please tell us why the opinion does not address any state fraud laws.  In this regard, we note the disclosure in the last sentence in the third paragraph of the opinion.

RESPONSE TO COMMENT 8:

We acknowledge the Staff’s comment and have revised the opinion, filed as Exhibit 5.1 to Amendment No. 5, to, remove the reference to state fraud rules.

9.                                      Please tell us why the September 11, 2014 amendment to your registration statement indicates that this exhibit is to be filed by amendment.  Was the opinion filed with your September 8, 2014 amendment withdrawn?

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and advises the Staff that reference to such exhibit being filed by subsequent amendment was an inadvertent oversight, not intended to reflect a withdrawal of the opinion.  The Company further advises that, in response to the Staff’s comments above, a revised opinion has been filed with Amendment No. 5.

*****

Please do not hesitate to contact me at (617) 648-9165 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/	Stephen M. Wheeler
Stephen M. Wheeler
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Jeffrey S. Hatfield, Vitae Pharmaceuticals, Inc.

Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP